Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of fixed charges and preference dividends to earnings for each of the periods indicated. You should read this table in conjunction with the financial statements and notes incorporated by reference in this prospectus.

	Year Ended June 30, 2015	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Ratios of fixed charges and preference dividends to earnings	N/A	N/A	N/A

We have computed the ratio of fixed charges and preference dividends to earnings set forth above by dividing pre-tax loss before fixed charges and preference dividends by fixed charges and preference dividends. Fixed charges are the sum of the following:

●	interest expensed and capitalized;

●	amortized premiums related to indebtedness; and

●	an estimate of the interest within rental expense.

Relmada Therapeutics, Inc. (“Relmada or the Company”) has not pay any cash dividends on any shares of our capital stock during the periods set forth above.

Relmada has not recorded earnings for the fiscal years ended June 30, 2015, for the six months ended June 30, and for the year ended December 31, 2014. Accordingly, the Company was insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of fixed charges and preference dividends to earnings for such periods. The Company had a deficiency in earnings available for fixed charges and preference dividends for the for the fiscal year ended June 30, 2015, for the six months ended June 30, December 31, 2014 and for the fiscal year ended December 31, 2013 was approximately $20.8 million and $19.9 million, respectively.